VICARIOUS SURGICAL INC.

78 Fourth Avenue
Waltham, Massachusetts 02451

October 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

RE:	Vicarious Surgical Inc.
Registration Statement on Form S-1
File No. 333-260281
Acceleration Request

Dear Mr. Edwards:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Vicarious Surgical Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, October 22, 2021 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Edwin C. Pease, Andrew D. Thorpe or Melissa V. Frayer of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3033, (415) 432-6089 or (415) 696-5430, respectively, with any comments or questions regarding the Registration Statement.

Very truly yours,

VICARIOUS SURGICAL INC.

/s/ June Morris
June Morris Chief Legal Officer, General Counsel and Secretary

cc:	Adam Sachs, President and Chief Executive Officer, Vicarious Surgical Inc.
William Kelly, Chief Financial Officer and Treasurer, Vicarious Surgical Inc.
Edwin C. Pease, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Andrew D. Thorpe, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Melissa V. Frayer, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.